ALTAGAS ANNOUNCES THIRD QUARTER RESULTS

AltaGas delivers strong third quarter results, reiterates 2020 guidance and remains focused on executing long-term strategic plan.

Calgary, Alberta (October 29, 2020)
AltaGas Ltd. ("AltaGas" or the "Company") (TSX: ALA) today reported third quarter 2020 financial results and provided an update on the Company's operations and outlook, including COVID-19 considerations.
HIGHLIGHTS
(all financial figures are unaudited and in Canadian dollars unless otherwise noted)

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Normalized EBITDA[1] increased 23 percent versus the prior-year comparable quarter, reflecting strong execution. When adjusted for other one-time items that we do not normalize for, including asset sales, pension adjustments, and the impact of the Virginia Hearing Examiner's Report[2] in the third quarter of 2019, we estimate that AltaGas' run-rate EBITDA would have increased approximately 19 percent year-over-year.

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Normalized net income[1] was $12 million ($0.04 per share) compared to normalized net loss of $62 million ($0.22 per share) in the third quarter of 2019, demonstrating marked improvements and reiterating AltaGas' focus on improving earnings durability.

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Utilities normalized EBITDA increased to $80 million in the third quarter of 2020 from $15 million in the third quarter of 2019 reflecting the impact of 2019 rate cases, continued accelerated pipeline replacement program (ARP) spending and other factors. When adjusted for asset sales, pension adjustments and the one-time impact of the Virginia Hearing Examiners Report, we estimate that Utilities run-rate EBITDA increased more than 40 percent year-over-year.

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Ridley Island Propane Export Terminal (RIPET) exported record barrels (42,736 Bbls/d) of Canadian propane to Asia during the quarter underpinned by ongoing growth in throughput volumes in Northeastern B.C. (NEBC). During the quarter, the Canada Energy Regulator also granted AltaGas an additional 25-year license to export up to 46,000 Bbls/d of propane, bringing the aggregate propane export capacity under 25-year export licenses to 92,000 Bbls/d.

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The Midstream platform added three notable long-term customers during and subsequent to the quarter, including ConocoPhillips, Canadian Natural Resources (CNRL) and a major global energy company focused on LNG exports. All three are industry-leading operators that have long track records for relentless execution. We look forward to working alongside each operator to achieve their long-term goals in the world class Montney play.

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On October 16, 2020, AltaGas announced that it is advancing the Company's global export strategy through an agreement to increase its ownership in Petrogas Energy Corp. (Petrogas) to approximately 74 percent. The transaction is expected to be immediately accretive to normalized net income, FFO[1] per share and AltaGas’ credit metrics on a run-rate basis.

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AltaGas' low-risk, high-growth Utilities and Midstream business continues to show strong resilience and durability through this challenging environment. The Company continues to expect to land within the previously stated 2020 guidance ranges for normalized EBITDA of $1.275 - $1.325 billion and normalized net income of $1.20 - $1.30 per share.

CEO MESSAGE
Randy Crawford, President and Chief Executive Officer commented, "Our third quarter financial results continue to reflect the stability and resiliency of our diversified business and provide the predictable and reliable performance that we and our stakeholders expect. Although the third quarter continued to include large economic

1. Non-GAAP measure; see discussion in the advisories of this news release and reconciliation to US GAAP financial measures shown in AltaGas’ Management's Discussion and Analysis (MD&A) as at and for the period ended September 30, 2020, which is available on www.sedar.com;. 2. There was a one-time reduction in normalized EBITDA related to a Hearing Examiner's report on Washington Gas' Virginia rate case in the third quarter of 2019 which reduced EBITDA by approximately $29 million.

disruptions due to the global pandemic, our third quarter normalized EBITDA, after adjusting for asset sales and one-time items in the third quarters of 2019 and 2020, increased by 19 percent year-over-year.

"Within our Utilities segment we continue to make strong progress towards our operational excellence model, while continuously improving the safety and reliability of our operations and attaining our allowable returns. Washington Gas had another strong quarter of execution as we continue to deliver on the cost reduction initiatives and accelerated pipeline replacement programs that we have previously outlined. We remain focused on improving the customer value proposition by providing lower costs, higher reliability, and continue to expect that this strategy will generate significant customer and shareholder value over the coming years. Improved performance included leaks showing double digit year-over-year percentage decreases again this quarter.

"In our Midstream segment we achieved record volumes out of RIPET by exporting an average of approximately 43,000 Bbls/d of Canadian propane to Asia, moving us closer towards our goal of reaching our 50,000 Bbls/d exit rate. Tolled volumes through the facility increased more than 20 percent on a sequential basis and demonstrates our value proposition of providing access to premium LPG markets in Asia for North American producers and aggregators. Our NEBC assets have continued to show positive volume and margin improvements, which reflect ramping customer volumes and is a trend we expect to continue over the coming period.

"Our Midstream business also added three notable long-term customers during and subsequent to the quarter, including the addition of ConocoPhillips through its acquisition of Kelt Exploration’s Inga, Firewood and Stoddard assets, CNRL through its acquisition of Painted Pony Petroleum, and a major global energy company focused on LNG exports through new agreements entered for capacity at Townsend and North Pine. ConocoPhillips, CNRL and the major global energy producer are industry-leading operators that have long track records for relentless execution. We are fortunate to add them as long-term customers and we look forward to working alongside them to achieve their long-term goals in the Montney. Following these transactions, approximately 87 percent of our expected normalized 2020 EBITDA will be generated from our regulated Utilities and investment grade counterparties.

"We are excited with the opportunity to continue the advancement of our global strategy through our planned increase in our ownership in Petrogas. The acquisition is aligned with our Midstream strategy and complements AltaGas' existing operations. The transaction provides AltaGas with operational responsibility of strategic assets that, along with RIPET and our existing Midstream assets, will position the Company to capture efficiencies that will accrue to our shareholders and customers. It also advances our corporate focus on building a diversified, low-risk, high-growth Utilities and Midstream business that is building resilient, durable and compounding value for our stakeholders. As we messaged at the time of announcement, on a run-rate basis, we anticipate that this transaction will be approximately 10 percent accretive to earnings per share and approximately 15 percent accretive to cash flow per share while improving our pro-forma run-rate leverage metrics, despite being entirely debt financed. The acquisition will consolidate AltaGas' ownership in strategic assets that we know well and are positioned to optimize for the benefit of our Company and the broader North American energy industry.

"As we approach the final months of 2020, we remain confident in achieving the goals we set out in December of 2019. We are maintaining our 2020 outlook for expected normalized EBITDA in the range of $1.275 - $1.325 billion and normalized net income of $1.20 - $1.30 per share. We believe this is a testament to the resiliency of our diversified businesses and the purposeful actions we have taken over the past 18-24 months. We are continuing to build a resilient business that is focused on creating durable and expanding earnings that compounds shareholder value over time."

BUSINESS PERFORMANCE

Third quarter Utilities segment results are representative of normal summer seasonality, year-over-year growth associated with the 2019 rate cases in Virginia and Maryland and continued ARP spending. AltaGas' low-risk Utilities business continues to provide stable and predictable earnings. More than 70 percent of the Utilities customers are residential and approximately 70 percent of the Utilities earnings are protected through decoupling and fixed-billing charges. In addition, all of AltaGas' jurisdictions (District of Columbia, Maryland, Virginia, Alaska and Michigan) have approved the creation of regulatory assets for the recovery of incremental costs related to COVID-19.

AltaGas Ltd. – Press Release Q3 2020 – 2

In the Midstream segment, third quarter of 2020 normalized EBITDA decreased $8 million year-over-year to $114 million. Excluding the $11 million reduction in normalized EBITDA associated with the sale of Central Penn pipeline in 2019, third quarter normalized EBITDA increased modestly by $3 million year-over-year. RIPET contributed $23 million of normalized EBITDA in the third quarter on record exports of 42,736 Bbls/d delivered to Asian markets. While export volumes continued to show sequential growth from the second quarter of 2020, volumes were behind our expectations due to a CN Rail outage and logistical issues within our supply chain. In total there were seven and a half ships loaded in the quarter. Although we expect these supply chain issues to spill over modestly into the fourth quarter of 2020, we are working with our third-party logistics partners to ensure these issues do not repeat in the future. We also believe that we are in a position to achieve our goal of reaching our 50,000 Bbls/d 2020 exit rate and plan to continue to increase our tolling volumes on a longer-term basis.

Fractionation volumes in the third quarter of 2020 increased compared to the third quarter of 2019 as the result of the North Pine expansion and additional volumes from NEBC facilities, which were partially offset by lower trucked in volumes at Harmattan and lower extracted natural gas liquids (NGLs) at the Harmattan and Younger facilities due to lower inlet volumes. The average indicative spot NGL frac spread for the third quarter of 2020 was approximately $7/Bbl, however due to our hedging program and other factors AltaGas' realized frac spread averaged approximately $16/Bbl in the third quarter of 2020.

Q3 2020 FINANCIAL RESULTS

	Three Months Ended September 30
($ millions)	2020	2019
Segmented Normalized EBITDA(1)
Utilities	$80	$15
Midstream	114	122
Sub-total: Operating Segments	$194	$137
Corporate/Other	19	36
Normalized EBITDA (1)(4)	$213	$173
Add (deduct):
Depreciation and amortization	(108)	(104)
Interest expense	(65)	(92)
Normalized income tax expense	(6)	(17)
Preferred share dividends	(16)	(17)
Other (3)	(6)	(5)
Normalized net income (loss) (1)(4)	$12	$(62)

Net income (loss) applicable to common shares	$(47)	$22

($ per share, except shares outstanding)	2020	2019
Shares outstanding - basic (millions)
During the period (2)	279	277
End of period	279	278

Normalized net income (loss) - basic (1)	0.04	(0.22)
Normalized net income (loss) - diluted (1)	0.04	(0.22)

Net income (loss) per common share - basic	(0.17)	0.08
Net income (loss) per common share - diluted	(0.17)	0.08

(1)	Non‑GAAP financial measure; see discussion in Non‑GAAP Financial Measures section at the end of this news release

(2)	Weighted average

(3)	"Other" includes accretion expense, net income applicable to non-controlling interests, foreign exchange gains (losses), and NCI related to HLBV accounting

(4)
Beginning in 2020, Management no longer adjusts normalized EBITDA or normalized net income for changes in the fair value of natural gas optimization inventory. Please see the Non-GAAP Financial Measures section of the MD&A for additional detail. As such, comparative periods have been adjusted to reflect the before and after-tax impacts of this change to normalized EBITDA and normalized net income, respectively.

AltaGas Ltd. – Press Release Q3 2020 – 3

Normalized EBITDA for the third quarter of 2020 was $213 million, compared to $173 million for the same quarter in 2019. This included meaningfully stronger year-over-year performance from the Utilities segment, modestly softer year-over-year performance from the Midstream segment, which was a function of asset sales, and a more pronounced decline in the contribution from the Corporate/Other segment as material asset sales took place within this division over the past year.

The $65 million year-over-year increase in Utilities normalized EBITDA was primarily due to the impact of the 2019 Maryland and Virginia rate cases, lower G&A costs at Washington Gas from favorable accounting changes relating to the pension plan and post-retirement benefit plan assets, and reduced operating expenses. This was partially offset by COVID-19 impacts, including the cancellation of late fees and related charges, and softer margins in the retail business, as this latter business showed a healthy sequential recovery from the second quarter financial performance lows during the peak of lockdowns but was still down on a year-over-year basis versus the third quarter of 2019.

The $8 million year-over-year decrease in the Midstream segment normalized EBITDA was principally driven by lower financial contributions from RIPET and Petrogas due to tighter year-over-year Asian-to-North American propane spreads and resulting margins, softer fractionating and liquids handling profitability due to tighter NGL spreads, and the impact of the Central Penn 2019 asset sale. This was partially offset by higher Allowance for Funds Used During Construction at the Mountain Valley Pipeline and the continued growth in processing volumes at AltaGas' NEBC facilities.

The $17 million year-over-year decrease in normalized EBITDA in the Corporate/Other segment was due to sales of the U.S. distributed generation business, the Pomona battery storage assets, and the Ripon natural gas power facility. This was partially offset by the contribution from the Canada Emergency Wage Subsidy and other cost reduction initiatives that took place across the segment.

Normalized net income was $12 million ($0.04 per share) for the third quarter of 2020, compared to normalized net loss of $62 million ($0.22 per share) reported for the same quarter of 2019. The increase is due to the same factors impacting normalized EBITDA and lower interest expense, partially offset by higher depreciation and amortization expense and lower income tax recovery.

Net loss applicable to common shares for the third quarter of 2020 was $47 million ($0.17 per share), compared to net income of $22 million ($0.08 per share) for the same quarter in 2019. In addition to the factors impacting normalized EBITDA, the decrease was mainly due to the absence of the gain on the sale of the U.S. distributed generation assets in the third quarter of 2019, higher unrealized losses on risk management contracts, higher depreciation and amortization expense, and lower income tax recovery, partially offset by gains recorded on the sales of Pomona and Ripon, and lower interest expense.

Depreciation and amortization expense for the third quarter of 2020 was $108 million, compared to $104 million for the same quarter in 2019. The increase was primarily due to new assets in NEBC being placed in service, partially offset by provisions on plant, property and equipment recorded in the fourth quarter of 2019.

Interest expense for the third quarter of 2020 was $65 million compared to $92 million for the same quarter in 2019. The decrease was primarily due to lower average debt balances as a result of debt reduction from proceeds on asset sales and lower average interest rates compared to 2019.

AltaGas recorded an income tax recovery of $13 million for the third quarter of 2020 compared to a recovery of $34 million in the same quarter of 2019. The decrease in tax recovery was mainly due to the absence of tax recoveries related to the disposition of the U.S. distributed generation assets in the third quarter of 2019. Current tax expense of $12 million was recorded in the third quarter of 2020, which did not include any tax on asset sales.

GUIDANCE AND FUNDING
The Company's outlook for 2020 remains unchanged, with anticipated normalized EBITDA in the range of $1.275 - $1.325 billion and normalized net income of $1.20 - $1.30 per share. This continued stability is underpinned by increasing contributions from its core businesses, lower interest expense due to lower leverage and refinancing its

AltaGas Ltd. – Press Release Q3 2020 – 4

rolling maturities at lower interest rates, which have generally offset the headwinds due to the challenges in the economy from the COVID-19 global pandemic.

Approximately 60 percent of 2020 normalized EBITDA is expected to come from the Utilities segment which provides more stable and predictable results. The Utilities segment is largely insulated from earnings volatility through decoupling, fixed components of billing and other tracking mechanisms that offset load variability and incremental COVID-19 related costs. Growth in the Utilities segment is expected to be driven by rate base growth and achieving higher returns through rate case settlements, increased utilization of ARPs as well as operating costs and leak remediation reduction initiatives. The consolidated Utilities rate base is expected to grow at approximately 8 - 10 percent annually in 2020 through to 2024.

The Midstream segment is underpinned by the Company's unique energy export strategy, the distinct ability to handle the molecule through the entire value chain and provide access to premium-priced global markets for North American producers. Overall, the near-term stability in the Midstream segment despite the broader industry headwinds is expected to be driven by a full-year of contributions and increased utilization at RIPET as well as increased volumes at AltaGas' NEBC facilities including North Pine, Townsend and Aitken Creek, which are offset by current upstream spending headwinds that are likely to lead to overall production declines in the Western Canadian Sedimentary Basin.

Midstream earnings are largely underpinned by long-term take-or-pay and fee-for-service agreements and AltaGas' comprehensive hedging program. At RIPET, propane price margins are protected through AltaGas' near-term hedging program, and approximately one third of 2020 volumes being contracted under tolling arrangements. For the remaining merchant export volumes, approximately 85 percent are financially hedged at an FEI to Mont Belvieu spread of approximately US$10/Bbl. Collectively, approximately 90 percent of RIPET’s propane export volumes are hedged in some form for 2020. AltaGas plans to manage the facility such that a growing portion of the annual capacity will be underpinned by tolling arrangements. This will provide AltaGas customers stronger participation in the upside of Asian pricing and the structural shipping advantage of the terminal, while increasing the predictability of throughput from an AltaGas perspective.

AltaGas estimates an average of approximately 9,000 Bbls/d of NGLs will be exposed to frac spreads prior to hedging activities. Hedges are in place for approximately 100 percent of frac exposed NGL volumes in 2020 including internal hedges at an average hedge rate of $29/Bbl, excluding basis differentials.

AltaGas' 2020 capital spending program is unchanged at approximately $900 million with more than three-quarters comprised primarily of projects within the low-risk Utilities business that are anticipated to deliver stable and transparent rate base growth and strong risk-adjusted returns. AltaGas expects to self-fund its capital investment plan through internally generated cash flow and normal course borrowings on existing credit facilities.

MONTHLY COMMON SHARE DIVIDEND AND QUARTERLY PREFERRED SHARE DIVIDENDS

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The Board of Directors approved a dividend of $0.08 per common share. The dividend will be paid on December 15, 2020, to common shareholders of record on November 25, 2020. The ex‑dividend date is November 24, 2020. This dividend is an eligible dividend for Canadian income tax purposes;

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The Board of Directors approved a dividend of $0.19125 per share for the period commencing September 30, 2020 and ending December 30, 2020, on AltaGas’ outstanding Series A Preferred Shares. The dividend will be paid on December 31, 2020 to shareholders of record on December 15, 2020. The ex‑dividend date is December 14, 2020;

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The Board of Directors approved a dividend of $0.17652 per share for the period commencing September 30, 2020 and ending December 30, 2020, on AltaGas’ outstanding Series B Preferred Shares. The dividend will be paid on December 31, 2020 to shareholders of record on December 15, 2020. The ex‑dividend date is December 14, 2020;

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The Board of Directors approved a dividend of US$0.330625 per share for the period commencing September 30, 2020 and ending December 30, 2020, on AltaGas’ outstanding Series C Preferred Shares. The dividend will be paid on December 31, 2020 to shareholders of record on December 15, 2020. The ex‑dividend date is December 14, 2020;

•	The Board of Directors approved a dividend of $0.337063 per share for the period commencing September 30, 2020 and ending December 30, 2020, on AltaGas’ outstanding Series E Preferred Shares.

AltaGas Ltd. – Press Release Q3 2020 – 5

The dividend will be paid on December 31, 2020 to shareholders of record on December 15, 2020. The ex‑dividend date is December 14, 2020;

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The Board of Directors approved a dividend of $0.265125 per share for the period commencing September 30, 2020 and ending December 30, 2020, on AltaGas’ outstanding Series G Preferred Shares. The dividend will be paid on December 31, 2020 to shareholders of record on December 15, 2020. The ex-dividend date is December 14, 2020;

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The Board of Directors approved a dividend of $0.20166 per share for the period commencing September 30, 2020 and ending December 30, 2020, on AltaGas’ outstanding Series H Preferred Shares. The dividend will be paid on December 31, 2020 to shareholders of record on December 15, 2020. The ex-dividend date is December 14, 2020;

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The Board of Directors approved a dividend of $0.328125 per share for the period commencing September 30, 2020 and ending December 30, 2020, on AltaGas’ outstanding Series I Preferred Shares. The dividend will be paid on December 31, 2020 to shareholders of record on December 15, 2020. The ex‑dividend date is December 14, 2020; and

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The Board of Directors approved a dividend of $0.3125 per share for the period commencing September 30, 2020 and ending December 30, 2020, on AltaGas’ outstanding Series K Preferred Shares. The dividend will be paid on December 31, 2020 to shareholders of record on December 15, 2020. The ex-dividend date is December 14, 2020.

AltaGas Ltd. – Press Release Q3 2020 – 6

CONSOLIDATED FINANCIAL REVIEW

	Three Months Ended September 30		Nine Months Ended September 30
($ millions, except normalized effective income tax rate)	2020	2019	2020	2019
Revenue	969	888	3,897	3,960
Normalized EBITDA (1) (2)	213	173	918	866
Net income (loss) applicable to common shares	(47)	22	437	872
Normalized net income (loss) (1) (2)	12	(62)	249	153
Total assets	19,799	20,687	19,799	20,687
Total long-term liabilities	9,886	9,358	9,886	9,358
Net additions (dispositions) of property, plant and equipment	142	(501)	530	(1,330)
Dividends declared (3)	67	66	201	199
Cash from (used by) operations	(48)	(30)	765	600
Normalized funds from operations (1)	112	67	675	564
Normalized adjusted funds from operations (1)	90	59	590	529
Normalized utility adjusted funds from (used by) operations (1)	16	(8)	366	324
Normalized effective income tax rate (%) (1)	15.8	(73.9)	22.7	18.9

	Three Months Ended September 30		Nine Months Ended September 30
($ per share, except shares outstanding)	2020	2019	2020	2019
Net income (loss) per common share - basic	(0.17)	0.08	1.56	3.16
Net income (loss) per common share - diluted	(0.17)	0.08	1.56	3.15
Normalized net income (loss) - basic (1)	0.04	(0.22)	0.89	0.55
Normalized net income (loss) - diluted (1)	0.04	(0.22)	0.89	0.55
Dividends declared (3)	0.24	0.24	0.72	0.72
Cash from (used by) operations	(0.17)	(0.11)	2.74	2.17
Normalized funds from operations (1)	0.40	0.24	2.42	2.04
Normalized adjusted funds from operations (1)	0.32	0.21	2.11	1.92
Normalized utility adjusted funds from (used by) operations (1)	0.06	(0.03)	1.31	1.17
Shares outstanding - basic (millions)
During the period (4)	279	277	279	276
End of period	279	278	279	278

(1)	Non‑GAAP financial measure; see discussion in Non-GAAP Financial Measures section of this news release.

(2)
Beginning in 2020, Management no longer adjusts normalized EBITDA or normalized net income for changes in the fair value of natural gas optimization inventory. Please see the Non-GAAP Financial Measures section of the MD&A for additional detail. As such, comparative periods have been adjusted to reflect the before and after-tax impacts of this change to normalized EBITDA and normalized net income, respectively.

(3)	Dividends declared per common share per month: $0.08 beginning on December 27, 2018.

(4)	Weighted average.

CONFERENCE CALL AND WEBCAST DETAILS
AltaGas will hold a conference call today, October 29, at 8:00 a.m. MT (10:00 a.m. ET and 14:00 GMT) to discuss 2020 third quarter results, provide an update on the business and other corporate developments.
Members of the investment community and other interested parties may dial 1-647-427-7450 or toll-free at 1-888-231-8191. Please note that the conference call will also be webcast. To listen, please go to http://www.altagas.ca/invest/events-and-presentations. The webcast will be archived for one year.
Shortly after the conclusion of the call, a replay will be available commencing at 11:00 a.m. MT (1:00 p.m. ET and 17:00 GMT) on October 29, 2020 by dialing 403-451-9481 or toll-free 1-855-859-2056. The passcode is 5658697. The replay will expire at 9:59 p.m. MT on November 5, 2020 (11:59 p.m. ET on November 5, 2020 and 3:59 GMT November 6, 2020).

AltaGas Ltd. – Press Release Q3 2020 – 7

AltaGas’ unaudited condensed interim Consolidated Financial Statements and accompanying notes for the third quarter ended September 30, 2020, as well as its related Management’s Discussion and Analysis, are now available online at www.altagas.ca. All documents will be filed with the Canadian securities regulatory authorities and will be posted under AltaGas’ SEDAR profile at www.sedar.com.

ABOUT ALTAGAS
AltaGas is a leading North American energy infrastructure company that connects NGLs and natural gas to domestic and global markets. The Company operates a diversified, low-risk, high-growth Utilities and Midstream business that is focused on delivering resilient and durable value for its stakeholders.
For more information visit: www.altagas.ca or reach out to one of the following:
Jon Morrison
Senior Vice President, Investor Relations & Corporate Development
Jon.Morrison@altagas.ca

Adam McKnight
Director, Investor Relations
Adam.McKnight@altagas.ca

Investor Inquiries
1-877-691-7199
investor.relations@altagas.ca

Media Inquiries
1-403-312-0294
media.relations@altagas.ca

FORWARD-LOOKING INFORMATION

This news release contains forward-looking information (forward-looking statements). Words such as "may", "can", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "aim", "seek", "propose", "contemplate", "estimate", "focus", "strive", "forecast", "expect", "project", "target", "potential", "objective", "continue", "outlook", "vision", "opportunity" and similar expressions suggesting future events or future performance, as they relate to the Corporation or any affiliate of the Corporation, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Specifically, such forward-looking statements included in this document include, but are not limited to, statements with respect to the following: planned increase in ownership of Petrogas; expected alignment and consolidation of the Petrogas assets with AltaGas’ business; expectation that the Petrogas transaction will be accretive to normalized net income, FFO per share and AltaGas’ credit metrics on a run-rate basis; expected normalized EBITDA in the range of $1.275 - $1.325 billion and normalized net income of $1.20 - $1.30 per share; Utilities and Midstream strategies; target of 50,000 Bbls/d to be exported through RIPET by year end 2020; expectation for continued positive volume and margin improvements from the NEBC assets; expected percentage of 2020 normalized EBITDA to be generated from regulated Utilities and investment grade counterparties;; focus on integration of Petrogas’ business within AltaGas; focus on de-risking AltaGas’ business; expectation that the Petrogas transaction will be approximately 10 percent accretive to earnings per share and approximately 15 percent accretive to cash flow per share; factors underpinning normalized EBITDA in 2020; expectation that the Utilities segment will contribute approximately 60 percent of full year 2020 normalized EBITDA; growth opportunities in Utilities segment; expected growth in the Utilities segment of approximately 8 - 10 percent annually in 2020 through to 2024; intention to manage RIPET with a growing portion of the annual capacity underpinned by tolling agreements; estimated exposure to frac spreads; anticipated self-funded 2020 capital plan of approximately $900 million; and expected dividend payments and dates of payment. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events and achievements to differ materially from those expressed or implied by such statements. Such statements reflect AltaGas’ current expectations, estimates, and projections based on certain material factors and assumptions at the time the statement was made. Material assumptions include: number of ships and export levels from the Ferndale facility, current forward curves, terms of Petrogas’ underlying contracts, effective tax rates, the U.S./Canadian dollar exchange rate, the impact of the COVID-19 pandemic, financing initiatives, propane price differentials, degree day variance from normal, pension discount rate, the performance of the businesses underlying each sector, impacts of the hedging program, commodity prices, weather, frac spread, access to

AltaGas Ltd. – Press Release Q3 2020 – 8

capital, timing and receipt of regulatory approvals, planned and unplanned plant outages, timing of in-service dates of new projects and acquisition and divestiture activities, operational expenses, returns on investments, and dividend levels.

AltaGas’ forward-looking statements are subject to certain risks and uncertainties which could cause results or events to differ from current expectations, including, without limitation: regulatory approval of the Petrogas transaction; achievement of conditions to closing the Petrogas transaction; the risks and impact of COVID-19; civil unrest and political uncertainty; health and safety risks; operating risks; infrastructure risks; service interruptions; regulatory risks; litigation risk; decommissioning, abandonment and reclamation costs; climate and carbon tax risks; reputation risk; weather data; Indigenous land and rights claims; crown duty to consult with Indigenous peoples; changes in laws; capital market and liquidity risks; general economic conditions; internal credit risk; foreign exchange risk; debt financing, refinancing, and debt service risk; interest rates; cyber security, information, and control systems; technical systems and processes incidents; dependence on certain partners; growth strategy risk; construction and development; RIPET rail and marine transport; impact of competition in AltaGas' Midstream and Power businesses; commitments associated with regulatory approvals for the acquisition of WGL; counterparty credit risk; composition risk; collateral; regulatory agreements; non-controlling interests in investments; delays in U.S. federal government budget appropriations; consumption risk; market risk; market value of common shares and other securities; variability of dividends; potential sales of additional shares; volume throughput; natural gas supply risk; risk management costs and limitations; underinsured and uninsured losses; Cook Inlet gas supply; securities class action suits and derivative suits; electricity and resource adequacy prices; cost of providing retirement plan benefits; labor relations; key personnel; failure of service providers; compliance with Section 404(a) of Sarbanes- Oxley Act; integration of WGL; and the other factors discussed under the heading "Risk Factors" in the Corporation’s Annual Information Form for the year ended December 31, 2019 (AIF) and set out in AltaGas’ other continuous disclosure documents.

Many factors could cause AltaGas' or any particular business segment's actual results, performance or achievements to vary from those described in this press release, including, without limitation, those listed above and the assumptions upon which they are based proving incorrect. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated, forecasted, expected, projected or targeted and such forward-looking statements included in this news release, should not be unduly relied upon. The impact of any one assumption, risk, uncertainty, or other factor on a particular forward-looking statement cannot be determined with certainty because they are interdependent and AltaGas’ future decisions and actions will depend on management’s assessment of all information at the relevant time. Such statements speak only as of the date of this news release. AltaGas does not intend, and does not assume any obligation, to update these forward-looking statements except as required by law. The forward-looking statements contained in this news release are expressly qualified by these cautionary statements.

Financial outlook information contained in this news release about prospective financial performance, financial position, or cash flows is based on assumptions about future events, including economic conditions and proposed courses of action, based on AltaGas management's (Management) assessment of the relevant information currently available. Readers are cautioned that such financial outlook information contained in this news release should not be used for purposes other than for which it is disclosed herein.

Additional information relating to AltaGas, including its quarterly and annual MD&A and Consolidated Financial Statements, AIF, and press releases are available through AltaGas' website at www.altagas.ca or through SEDAR at www.sedar.com.

NON-GAAP MEASURES

This news release contains references to certain financial measures that do not have a standardized meaning prescribed by US GAAP and may not be comparable to similar measures presented by other entities. The non-GAAP measures and their reconciliation to US GAAP financial measures are shown in AltaGas’ Management's Discussion and Analysis (MD&A) as at and for the period ended September 30, 2020. These non-GAAP measures provide additional information that management believes is meaningful regarding AltaGas' operational performance, liquidity and capacity to fund dividends, capital expenditures, and other investing activities. Readers are cautioned that these non-GAAP measures should not be construed as alternatives to other measures of financial performance calculated in accordance with US GAAP.

EBITDA is a measure of AltaGas' operating profitability prior to how business activities are financed, assets are amortized, or earnings are taxed. EBITDA is calculated from the Consolidated Statements of Income (Loss) using net income (loss) adjusted for pre‑tax depreciation and amortization, interest expense, and income tax expense (recovery). Normalized EBITDA includes additional adjustments for transaction costs related to acquisitions and dispositions, merger commitment recoveries due to a change in timing related to certain WGL merger commitments, unrealized losses (gains) on risk management contracts, non-controlling interest of certain investments to which HLBV accounting is applied, losses (gains) on investments, gains on sale of assets, restructuring costs, dilution loss on equity investment, COVID-19 related costs, provisions on assets, provisions on investments accounted for by the equity method, distributed generation asset related investment tax credits, foreign exchange

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gains, and accretion expenses related to asset retirement obligations. COVID-19 related costs normalized in the first nine months of 2020 were primarily comprised of credit losses that were incremental and directly attributable to the COVID-19 pandemic and charges incurred to support remote work arrangements. AltaGas presents normalized EBITDA as a supplemental measure. Normalized EBITDA is used by Management to enhance the understanding of AltaGas' earnings over periods. The metric is frequently used by analysts and investors in the evaluation of entities within the industry as it excludes items that can vary substantially between entities depending on the accounting policies chosen, the book value of assets, and the capital structure.

Normalized net income (loss) represents net income (loss) applicable to common shares adjusted for the after-tax impact of transaction costs related to acquisitions and dispositions, merger commitment recoveries due to a change in timing related to certain WGL merger commitments, unrealized losses (gains) on risk management contracts, losses (gains) on investments, gains on sale of assets, provisions on assets, provisions on investments accounted for by the equity method, restructuring costs, dilution loss on equity investment, COVID-19 related costs, and statutory tax rate change. Normalized net income (loss) is used by Management to enhance the comparability of AltaGas’ earnings, as it reflects the underlying performance of AltaGas’ business activities. Normalized net income applicable to common shares is calculated as normalized net income divided by the average number of shares outstanding during the period.

Funds from operations are calculated from the Consolidated Statements of Cash Flows and are defined as cash from (used by) operations before net changes in operating assets and liabilities and expenditures incurred to settle asset retirement obligations. Normalized funds from operations is calculated based on cash from (used by) operations and adjusted for changes in operating assets and liabilities in the period and non‑operating related expenses (net of current taxes) such as transaction and financing costs related to acquisitions and dispositions, merger commitments, COVID-19 related costs, and restructuring costs.

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